April 4, 2019

Katherine T. Gates
General Counsel
SunCoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

       Re: SunCoke Energy, Inc.
           Registration Statement on Form S-4
           Filed March 8, 2019
           File No. 333-230166

Dear Ms. Gates:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 8, 2019

General

1. Where a comment keyed to the Form S-4 also applies to the December 31, 2018 Forms
       10-K of SunCoke and/or SXCP, please address or revise therein accordingly.
2. Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the SXCP Conflicts Committee, SunCoke Board, and its representatives.
3. Your disclosure indicates SXCP unitholders owning approximately 61.7% of SXCP's outstanding common units have entered into a Support Agreement are irrevocably and unconditionally bound to deliver a written consent to vote their units in favor of the merger. Because of this, it appears that SXCP stockholders have already made an
 Katherine T. Gates
SunCoke Energy, Inc.
April 4, 2019
Page 2
         investment decision with respect to the issuance of Suncoke shares. Please advise us why you believe it is appropriate to register the issuance of such shares on this Form S-4 at this time. Refer to Securities Act Sections CDI 239.13.
Risk Factors, page 19

4. You disclose in your December 31, 2018 Form 10-K that AK Steel intends to permanently close its Ashland Works Plant by the end of 2019 and you believe AK Steel has not and would not satisfy the second criterion of the termination clause. Based on your disclosure on page 73 therein, AK Steel accounted for 26% of your sales and other operating revenue for 2018. Please tell us whether AK Steel has terminated or intends to terminate their take-or-pay supply agreements with you. If so, please amend your filing to discuss the potential negative impact to sales and cash flows. Refer to Sections 501.12.b. and
         501.13.a. of the Financial Reporting Codification for guidance. If you continue to believe that AK Steel has not and would not satisfy the second criterion of the termination clause, please amend your filing to disclose the facts and circumstance supporting your conclusion.
5. We note your forum selection provision. Please disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
Recommendation of the SunCoke Board and Its Reasons for the Merger, page 54

6.       Please expand your discussion of both SunCoke Energy, Inc. and SunCoke
Energy
         Partners, L.P.'s reasons for the merger to quantify the cited benefits and negative factors.
The Merger Agreement, page 72

7. Please provide a pre-Transaction organization chart of the consolidated entity, SunCoke
       Energy, Inc. as well as as a chart of all entities after the Transaction has been completed.
       After consummation, disclose the legal status of SXCP, i.e., whether it will remain a partnership as a wholly owned subsidiary of SunCoke. Explain how you have considered, if at all, the Final Regulations described in further detail in the December 31,
       2018 Forms 10-K of SunkCoke and SXCP, in your pro forma accounting for income taxes. In this regard, we note that pursuant to the Final Regulations, a limited partnership will be taxed retroactively as if it were a corporation at federal and state tax rates at the
FirstName LastNameKatherine T. period, but if SXCP will no longer be a separate entity, explain end of a ten-year transition Gates
Comapany NameSunCoke Energy,already recorded for the expected impact thereof remain how the historical amounts Inc.
April 4, 2019 Page for pro forma presentation purposes.
       appropriate 2
FirstName LastName
 Katherine T. Gates
FirstName LastNameKatherine T. Gates
SunCoke Energy, Inc.
Comapany NameSunCoke Energy, Inc.
April 4, 2019
April 3 2019 Page 3
Page 4,
FirstName LastName
Description of SunCoke Common Stock
Exclusive Forum, page 104

8. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or other state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, then the federal district court for the
         District of Delaware) as the exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

9. As disclosed herein, since the SunCoke historical financial information includes the accounts of SXCP, the historical financial information of SXCP has not been shown separately. As such, please provide tables of the major captions included in the pro forma financial statements that reconcile SXCP historical data to SunCoke data, i.e., the first column in the pro forma financial statements, and identify and describe material reconciling items. For example, explain the makeup of the $558.8 million difference between SXCP sales as of December 31, 2018 of $892.1 million to the $1,450.9 million in sales for the consolidated entity presented on page F-4. The description of the merger parties on page 84 does not appear to provide information specific enough to sufficiently distinguish between the nature of the two businesses. In this regard, it may help to list the facilities owned, leased and/or operated by each entity and to describe the activities conducted at each, identifying any overlap as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Katherine T. Gates
SunCoke Energy, Inc.
April 4, 2019
Page 4

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jenn Do, Staff
Accountant, at (202) 551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                         Sincerely,

FirstName LastNameKatherine T. Gates                     Division of
Corporation Finance
                                                         Office of
Manufacturing and
Comapany NameSunCoke Energy, Inc.
                                                         Construction
April 4, 2019 Page 4
cc:       Michael Swidler
FirstName LastName